EXHIBIT 4.19(d)

AMENDMENT 2004-1

TO THE

KERZNER INTERNATIONAL NORTH AMERICA, INC.
RETIREMENT SAVINGS PLAN

(As amended and restated effective January 1, 2002)

Pursuant to the authority reserved to Kerzner International North America, Inc. (the “Employer”) under Section 14.1 of the Kerzner International North America, Inc. Retirement Savings Plan (the “Plan”), the Plan is hereby amended as follows:

1.             Effective as of January 1, 2004, Section 2.1 of the Plan is hereby amended to read, in its entirety, as follows:

“Section 2.1 Participation.  Each Eligible Employee who was a Participant in the Plan on December 31, 2001 shall remain a Participant on January 1, 2002, if he is then an Eligible Employee.  Each Eligible Employee hired on or after January 1, 2002 shall become a Participant at the beginning of the next available payroll period following the latest of the date that he has attained age 21 or the date that he has completed at least one-quarter (1/4) of a Year of Service, if he is then an Eligible Employee.  Except as otherwise provided, each Employee who is not hired as an Eligible Employee shall become a Participant at the beginning of the next available payroll period following the date he becomes an Eligible Employee; provided that he has satisfied the age and service requirements specified in this Section 2.1.”

2.             Effective June 4, 2004, Article XV of the Plan is hereby amended by adding new Section 15.7 to the end thereof to read, in its entirety, as follows:

“Section 15.7 Lost Payees. A benefit shall be deemed forfeited, and used, at the discretion of the Employer to (a) pay any administrative expenses of the Plan, (b) fund benefits required to be restored under Section 9.4 or (c) reduce the Employer’s obligation to make Matching Contributions allocated pursuant to Section 3.4 or any Discretionary Profit Sharing Contributions allocated pursuant to Section 3.3, if the Committee is unable to locate a Participant, a Beneficiary or an alternate payee under a Qualified Domestic Relations Order, as defined in section 414(p) of the Code, to whom payment is due; provided, however, that such benefit shall be reinstated if a claim is made by the party to whom properly payable, without any credit for earnings or losses since the date of the deemed forfeiture.”

3.             Effective May 1, 2004, Appendix A of the Plan is hereby amended to read, in its entirety, as follows:

“APPENDIX A

PARTICIPATING EMPLOYERS

Kerzner International North America, Inc, ISS, Inc.
PIV, Inc.
Kerzner International Development Group, Inc.
Kerzner International Marketing, Inc.
Kerzner International Nevada, Inc.
Kerzner International New York, Inc.
Kerzner International Resorts, Inc.
Kerzner International Development Services, Inc. — effective October 1, 2002
Kerzner International California, Inc. — effective January 1, 2003
Kerzner International Management Services, Inc. — effective October 1, 2002
Kerzner International Employment Services Limited — effective May 1, 2004”

To record the adoption of this Amendment 2004-1, the Employer has caused its authorized officer to affix its corporate name and seal hereto this 4th day of June, 2004.

Attest:	KERZNER INTERNATIONAL NORTH AMERICA, INC.

John Allison	/s/John Allison